M. Timothy Elder

Direct Dial: 404-815-3532

Direct Fax: 404-685-6832

E-Mail: telder@sgrlaw.com

September 1, 2006

VIA EDGAR AND FAX TRANSMISSION (202-772-9202)

Mr. Joseph Foti

Senior Assistant Chief Accountant

Securities and Exchange Commission

CF/AD 5

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	AirTran Holdings, Inc.
Form 10-K/A filed August 9, 2006
File No. 001-15991

Dear Mr. Foti:

We have today electronically filed with the Securities and Exchange Commission on behalf of AirTran Holdings, Inc. (the “Company or AirTran”) this response to your letter dated August 29, 2006 with respect to your review of certain items in the Company’s Form 10-K/A for the year ended December 31, 2005. This letter will respond to your comments in the order presented in your letter. The Staff comments from the August 29, 2006 letter are reproduced below in bold-faced text followed by the Company’s respective responses. A courtesy copy of the filing has been forwarded to Ms. Geddes via facsimile transmission at the fax number listed above. References herein to Airways mean AirTran Airways, Inc. a wholly owned subsidiary of the Company. The Company welcomes the opportunity to address any Staff questions with respect to its periodic disclosure.

We note you filed restatement information as well as information regarding non-reliance on previously issued financial statements in the 10-K/A filed August 9, 2006, rather than in an Item 4.02 Form 8-K. Item 4.02 of Form 8-K, Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review, requires a

Mr. Joseph Foti

Senior Assistant Chief Accountant

Securities and Exchange Commission

September 1, 2006

registrant to file an Item 4.02 Form 8-K if and when its board of directors, a committee of the board of directors, or the officer or officers of the registrant authorized to take such action if board action is not required, concludes that any previously issued financial statements, covering one or more years or interim periods, should no longer should be relied upon because of an error in such financial statements as addressed in APB 20 (which has since been superseded by SFAS 154 Accounting Changes and Error Corrections).

Please tell us if you believe the Form 10-K/A you filed includes all of the required Item 4.02 Form 8-K disclosures, and was filed timely (within four business days of the event that triggered the filing obligation), or if you believe you were not required to file an Item 4.02 8-K and the basis for your conclusion. Otherwise, please immediately file an Item 4.02 Form 8-K containing all of the required disclosures.

As appropriate, please find any required Item 4.02 Form 8-K and respond to this letter within 5 business days. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Please understand that we may have additional comments after reviewing your response, as well as any filing made in response to this letter.

The Company believes that its Form 10-K/A included all of the required Item 4.02 disclosures, which information may be found in its Form 10-K/A on page 3 (Amendment No. 1 Overview), page 42 (Note 1 to Financial Statements) and page 59 (Item 9A Controls and Procedures). The Company reached its conclusion to restate the financials contained in its amended filings, including the Form 10K/A, on Friday, August 4, following a meeting between management and the Chairman of the Audit Committee and a conclusion that the possible detriments associated with pursuing a further appeal of the Staff’s view on the materiality of the fuel expense adjustment outweighed continued advocacy of the Company’s view as to the immateriality of the adjustments, especially in light of the methodology for the restatement which the Staff had recently indicated would be acceptable. The Form 10-K/A was filed on Wednesday, August 9, 2006, within 4 Business Days of the Company’s determination to restate. The fourth Business Day after the determination date would have been the date following the filing date (Thursday, August 10, 2006).

The Company did not file a separate Form 8-K in reliance on General Instruction B.3 Events to be Reported and Time for Filing of Reports (“If the registrant previously has reported substantially the same information as required by this form, the registrant need not make an additional report of the information on this form. To the extent that an item calls for disclosure of developments concerning a previously reported event or transaction, any information required in the new report or amendment about the previously reported event or transaction may be provided by incorporation by reference to the previously filed report. The term previously reported is defined in Rule 12bb-2 (17 CFR 240.12b-2”).

Mr. Joseph Foti

Senior Assistant Chief Accountant

Securities and Exchange Commission

September 1, 2006

Based on conversations with the Staff subsequent to the receipt of your letter, we understand that it is the current position of the Staff — notwithstanding General Instruction B.3 — that Item 4.02 Events must be reported separately on Form 8-K. In accordance with such discussions with the Staff, the Company undertakes, as to any future filings with respect to Item 4.02, to make a separate filing on Form 8-K to report such event, unless there is a change in the position of the Staff with respect to the application of General Instruction B.3.

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Closing Comments

Transmitted with this letter is a letter from the Company acknowledging the matters requested by the Staff.

If the Staff has any questions concerning this response letter, please contact the undersigned at 404-815-3532 or my partner, Howard E. Turner, at 404-815-3594.

Very truly yours,

/s/ M. Timothy Elder
Smith, Gambrell & Russell, LLP
Attorneys for AirTran Holdings, Inc.

MTE:dpc

cc:	Stanley J. Gadek
Richard P. Magurno, Esq.
Howard E. Turner, Esq.
Carrie G. Hall (Ernst & Young)

[AIRTRAN HOLDINGS, INC. LETTERHEAD]

September 1, 2006

VIA EDGAR AND FACSIMILE TRANSMISSION (202-772-9202)

Mr. Joseph Foti

Senior Assistant Chief Accountant

Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Mail Stop CF/AD5

Washington, D.C. 20549-3561

Re:	AirTran Holdings, Inc.
Form 10-K/A for the year ended December 31, 2005
Filed August 9, 2006
File No. 001-15991

Dear Mr. Foti:

In response to the Staff’s request in your letter dated August 20, 2006, AirTran Holdings, Inc. hereby acknowledges that:

(1) The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filings; and

(3) The Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Stanley J. Gadek
Stanley J. Gadek
Chief Financial Officer